# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OptiNose, Inc., CIK 0001494650
CUSIP: 68404V209
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 777 TOWNSHIP LINE ROAD, 777 TOWNSHIP LINE ROAD, YARDLEY, Pennsylvania (PA), 19067
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001622627-23-000014
Filed by CIK 0001622627

## Reporting persons
- Rosalind Advisors, Inc.: citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SALAMON STEVEN A J: type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Aharon Gil: type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Rosalind Master Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: OptiNose, Inc.
Address of issuer's principal executive offices: 777 TOWNSHIP LINE ROAD, 777 TOWNSHIP LINE ROAD, YARDLEY, PENNSYLVANIA, 19067.

## Item 2. Person Filing
Name of person filing:
Rosalind Advisors Inc Advisor to RMF
Rosalind Master Fund LP RMF
Steven Salamon President
Steven Salamon is the portfolio manager of the Advisor which advises RMF.
Gilad Aharon is the portfolio manager and member of the Advisor which advises RMF.
Address of principal business office or, if none, residence:
Rosalind Advisors, Inc.
15 Wellesley Street West,
Suite 326
Toronto, Ontario
M4Y 0G7 Canada

Rosalind Master Fund L.P.
P.O. Box 309
Ugland House, Grand Cayman
KY1-1104, Cayman Islands

Steven Salamon
15 Wellesley Street West,
Suite 326
Toronto, Ontario
M4Y 0G7 Canada

Gilad Aharon
15 Wellesley Street West,
Suite 326
Toronto, Ontario
M4Y 0G7 Canada
Citizenship: Mr. Salamon and Mr. Aharon are citizens of Canada, resident in Ontario

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: NA
Percent of class: NA
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Rosalind Advisors, Inc.: Steven Salamon, President (08/11/2025)
- SALAMON STEVEN A J: Steven Salamon, Steven Salamon (08/11/2025)
- Aharon Gil: Gil Aharon, Gil Aharon (08/11/2025)
- Rosalind Master Fund L.P.: Mike McDonald, Director, Rosalind (Cayman) Ltd. (as General Partner to Rosalind Master Fund) (08/11/2025)